SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated December 23, 2014 by and among
EXCHANGE TRADED CONCEPTS, LLC
and
VIDENT INVESTMENT ADVISORY, LLC
and
ETF SERIES SOLUTIONS

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
Vident Core U.S. Equity Fund	$50,000	0.05%
AlphaClone Alternative Alpha ETF	$20,000	0.05%
Vident Core U.S. Bond Strategy ETF	$75,000	7 bps (0.07%) on first $250 million 6 bps (0.06%) on next $250 million 5 bps (0.05%) on next $500 million 4 bps (0.04%) on balance over $1 billion
Vident International Equity Fund	$75,000*	9 bps (0.09%) on first $500 million* 8 bps (0.08%) on next $500 million 6 bps (0.06%) on balance over $1 billion
Loncar Cancer Immunotherapy ETF	$15,000	0.05%
* once assets in the Vident International Equity Fund exceed $1 billion dollars the Fund will be charged 8 basis points (0.08%) for the first $500 million dollars of assets. Should this threshold be crossed during a billing period then the assets will be charged at the lower rate for the remaining days of the billing period and not applied retrospectively.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of September 14, 2015.

EXCHANGE TRADED CONCEPTS, LLC By: /s/ J. Garrett Stevens Name: J. Garrett Stevens Title: Chief Executive Officer

VIDENT INVESTMENT ADVISORY, LLC By: /s/ Nicholas A. Stonestreet Name: Nicholas A. Stonestreet Title: Chief Executive Officer

ETF SERIES SOLUTIONS By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President